March 22, 2011

VIA EDGAR

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    Smithfield Foods, Inc.
Form 10-K for the year ended May 2, 2010
Filed June 18, 2010
File No. 1-15321

Dear Ms. Cvrkel:

We are writing to respond to your letter, dated February 23, 2011, to C. Larry Pope, President and Chief Executive Officer of Smithfield Foods, Inc. with respect to the above-referenced filing. Throughout this letter, “we,” “our,” “us,” “Smithfield,” and the “Company” refer to Smithfield Foods, Inc. and its wholly-owned subsidiaries, unless the context requires otherwise.

For convenience of reference, each comment from your letter is reprinted in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Note 4. Impairment of Long-Lived Assets
Hog Farms, page 73

1.
We note from the disclosures included in Note 4 that during fiscal 2008, 2009 and 2010, the Company decided to reduce the size of its US sow herd which was accomplished by ceasing certain hog production operations and closing certain to the Company's hog farms. We also note that during the first quarter of fiscal 2010, the Company began marketing certain other hog farms and as a result of these decisions, the Company recorded total impairment charges of $34.1 million in the first quarter of fiscal 2010 to write-down the hog farms to their estimated fair values. We further note that these hog farm assets, which consist primarily of property, plant and equipment with carrying values of $27.9 million at May 2, 2010 have been classified as held and used at this date. Given that you have ceased operations at certain of these facilities and are marketing certain of the facilities for sale, please explain in further detail why you have classified these properties as held for use at May 2, 2010 rather than as assets held for sale. As part of your response and your revised disclosures in future filings, please explain why these properties have not been classified as held for sale pursuant to the guidance in ASC 360-10-45-9. Also, please tell us and revise the notes to your financial statements in future filings to explain how you determined the estimated fair values of the hog farm operations for which the $34.1 million of impairment charges were required. As part of your response, please also explain how you determined the amount of goodwill that was allocated to these operations for purposes of determining the amount of the impairment charge recognized. Refer to the disclosure requirements outlined in ASC 360-10-50-2.

Response

In the fiscal quarter ended August 2, 2009, the Company:

1.    made a decision to shutter our Dalhart, Texas farm operations (Dalhart).
2.    entered into negotiations with a potential buyer for the sale of our Coffey Pod hog farms in Missouri (Coffey).

As a result of these events, the Company evaluated these two properties for impairment in accordance with ASC 360-10-35 and recorded an impairment charge of approximately $34.1 million in the quarter ended August 2, 2009.

Classification of Asset Groups

We determined that the Dalhart farms did not meet all of the criteria in ASC 360-10-45-9 necessary to classify the properties as assets held for sale. Specifically, we concluded that it was not probable that a sale of the properties would occur and be completed within one year and there was not an active program in place to locate a buyer as required by ASC 360-10-45-9d. The primary factors in reaching this conclusion were 1) a lack of interest in the properties from prospective buyers, and 2) the geographic location of these farms in relation to live hog markets. We reached a similar conclusion as of May 2, 2010. Therefore, we continued to classify these properties as held and used as of May 2, 2010.

In the fiscal quarter ended August 2, 2009, we also entered into negotiations with a potential buyer for the sale of our Coffey Pod hog farms in Missouri (Coffey). We reached a conclusion that the Coffey farms had met all of the criteria to be classified as held for sale. As such, we classified these properties as held for sale as of August 2, 2009 and November 1, 2009. However, in the quarter ended January 31, 2010, negotiations for the sale of these properties stalled indefinitely as we were unwilling to meet certain demands of the prospective buyer. At that time, we concluded it was no longer probable that a sale of these properties would occur and be completed within one year as required by paragraph 45-9d of ASC 360-10. As a result, we reclassified these properties as “held and used” as of January 31, 2010 pursuant to ASC 360-10-35-44 and determined that no adjustment to the carrying amount was necessary. We reached this same conclusion as of May 2, 2010. Therefore, we continued to classify these properties as “held and used”.

Goodwill Allocation and Fair Value Assessments

In conjunction with our impairment analyses that were conducted in the fiscal quarter ended August 2, 2009, we concluded that Coffey, an asset disposal group that was a part of the domestic hog production reporting unit, met the definition of a business. Pursuant to ASC 350-20-35-53, we allocated goodwill to it based on its estimated fair value relative to the estimated fair value of our domestic hog production reporting unit. We determined the fair value of the Coffey farms by probability-weighting an estimated range of sales proceeds based on price negotiations between us and the prospective buyer, which included consideration of recent market multiples.

Because of impairment indicators associated with the held and used assets at Dalhart, we also completed an impairment test for Dalhart in accordance with the provisions of ASC 360-10-35-17. The recoverability test required by ASC 360 indicated that the assets were not recoverable from future cash flows, and accordingly we estimated the fair value of the asset group to determine the amount of any impairment. For purposes of determining the estimated fair values of the properties in conjunction with our impairment analyses that were conducted in the fiscal quarter ended August 2, 2009, we used a market approach for Dalhart based on market data for recent sales of comparable properties in the area, real-estate broker estimates, and a recent valuation report. We did not allocate goodwill to Dalhart because it did not meet the criteria to be classified as held for sale.

In future filings, we will enhance our disclosures to provide a more fulsome description of the methods used to estimate fair values and the reasons for classification of the disposal groups.

Note 8. Investments
CFG

2.
We note from the disclosure included in Note 8 that in June 2008, the Company sold Groupe Smithfield to Campofrio in exchange for shares of Campofrio's common stock. We also note that the Company recognized a pre-tax gain of $56.0 million in the third quarter of fiscal 2009 in connection with the sale of Group Smithfield. Please tell us and revise the notes to your financial statements in future filings to explain how the Company valued the shares of Campofrio that were received in connection with the sale of the Company's interest in Groupe Smithfield for purposes of calculating the gain recognized on the sale. Also, please supplementally provide us with your computation of the gain recognized on this sale. We may have further comment upon review of your response.

Response

In June 2008, we announced an agreement to sell Groupe Smithfield to Campofrío in exchange for unrestricted common stock. The sale was consummated in December 2008. Shares of Campofrío stock are publicly traded on the Madrid and Barcelona stock exchanges. We valued the shares of Campofrío stock received in connection with the sale of our interest in Groupe Smithfield based on the last quoted market price of the stock on the closing date of the transaction.

We will enhance our disclosures in future filings to explain how we valued the shares of Campofrío stock that were received in connection with the sale of our interest in Groupe Smithfield.

Our computation of the gain recognized on the sale is presented in the table below as of the closing date:

Campofrío shares received	24,788,550

Market Value/Share	€7.60
Conversion to USD	0.6927
Market Value/Share in USD	$10.97

Market Value of Shares	$271,969,072
Book Value of Groupe Smithfield Investment	215,969,876

Gain on Sale	$55,999,196

Note 18. Regulation and contingencies, page 100

3.
We note your disclosures regarding litigation for which you indicate that you believe you have good defenses against the actions described in this section such as the Missouri litigation and that you intend to defend vigorously against these suits. We also note that you have established reserves for expenditures associated with this litigation at the time you acquired PSF and although you are continuing vigorous defense of these claims, additional nuisance claims may arise in the future or the reserves for this litigation may have to be substantially increased. Please note that in accordance with ASC 450-20-50-3, if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your understanding of this matter and confirm that you will revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

Response

We confirm our understanding of this matter and confirm that we will revise our disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

Note 21. Quarterly Results of Operations, page 106

4.
We note from the disclosures in MD&A and the notes to the Company's financial statements that during the quarterly periods presented, the Company recognized material impairment charges, restructuring charges and gains from the dispositions of business operations. In future filings, please revise the disclosures included in Note 21 to explain the nature of any material unusual items that impacted your quarterly results of operations for the periods presented. Refer to the guidance outlined in Item 302(a)(3) of Regulation S-K.

Response

We acknowledge the staff's comment and in future filings we will revise our quarterly results of operations note to indicate material unusual items that impacted our quarterly results and will either explain the nature of those items directly in the same note or will reference the reader to other notes within the filings that contain a description of the nature of the unusual items.

Form 10-Q for the period ended October 31, 2010
Note 3. Disposition

5.
We note the disclosure included in Note 3 indicating that in September 2010, the Company was notified of its joint venture partner's decision to purchase the Company's 49% interest in Butterball and the companies related turkey production assets. We also note that in December 2010, the Company completed the sale of these assets for $167 million. Please tell us and revise future filings to disclose the amount of any gain or loss recognized in connection with the sale of these assets and explain how it was calculated or determined. Also, to the extent that the Company received any non-cash consideration in connection with the sale of these assets, please explain how the fair value of this non-cash consideration was determined.

Response

We acknowledge the staff's comment and in future filings we will disclose the amount of gain that was recognized on the sale of these assets, which totaled $0.2 million. The gain was calculated as the cash selling price, net of costs to sell, less the carrying amount of the asset disposal group. We did not receive any non-cash consideration in connection with this transaction.

Note 8. Investments

6.
We note from the disclosure included in Note 8 to the Company's Annual Report on Form 10-K that as of May 2, 2010, the carrying value of the Company's investment in CFG exceeds the market value of the underlying securities of CFG by $76.4 million. We also note from the disclosure in Note 8 to the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2010 that as of this date, the carrying value of the Company's investment in CFG continues to exceed the market value of the underlying securities by $42.3 million. We further note from the Company's disclosures at each of these dates that the Company analyzed the investment for impairment at each of these dates and determined that the fair value of the Company's investment exceeded the carrying value. Given that the carrying value of the Company's investment in CFG has exceeded the market value of the underlying securities of CFG for a substantial period of time, please explain in detail how the Company evaluated the carrying value of its investment in CFG for an other than temporary decline in value of the investment pursuant to ASC 323-10-35-32.

Response

We evaluated our investment in CFG accounted for under the equity method for potential impairment that is other than temporary in accordance with the provisions of ASC 323-10-35-31. In accordance with ASC 323-10-35-32, “A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. However, a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary. All are factors that shall be evaluated.”

As of May 2, 2010 and for each subsequent reporting period, we have concluded that our investment in CFG was not impaired, temporarily or otherwise, because the estimated fair value of our investment exceeded its carrying amount. We estimated the fair value of our investment based on a variety of information including market multiples for comparable businesses, expectations about future cash flows of CFG, and a reasonable premium applied to the market price of the underlying shares for our 37% interest in CFG. The premium was based on the premise that we are the single largest shareholder of CFG, hold two out of nine seats on CFG's board of directors and have significant influence over the strategic decisions made by CFG.

We have also noted that for several days during March 2011, the market value of the CFG shares exceeded the carrying value of our investment.

Accordingly, we have concluded that our investment in CFG was not impaired, temporarily or otherwise, because the estimated fair value of our investment exceeded the carrying amount of our investment.

***********

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (757) 365-3075.

Very truly yours,
/s/ KENNETH M. SULLIVAN
Kenneth M. Sullivan
Vice President, Finance and Chief Accounting Officer
Smithfield Foods, Inc.

cc:    Effie Simpson, Division of Corporation Finance
C. Larry Pope
Robert W. Manly, IV
Michael H. Cole
Timothy Winder, Ernst & Young
Glenn Nunziata, Ernst & Young